Exhibit 99.1

News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Receives First Purchase Order for Frame Contract in Latin America
Infrastructure Expansion and Upgrade Program Underway

MONTREAL, August 9, 2004 —– SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that it has received the first purchase order for the previously-announced $35 million frame contract in Latin America. The purchase order calls for SR Telecom to commence field surveys and network engineering for a telecommunications infrastructure expansion and upgrade program, which is being carried out for a major telecommunications operator in Latin America. Under the terms of the frame contract, SR Telecom will deliver fixed wireless access systems from the SR500™ family, and also provide network planning, installation and project management services. Further deployment and expansion for this universal access program is expected to take place over the next several years.

“The first phase of this major infrastructure project, which will provide urban-quality services to rural and remote communities throughout the country, is now underway,” said Claude Giguère, SR Telecom’s Senior Vice-President, Sales and Marketing. “As we previously announced, the delivery of our systems will extend over several quarters, and should be completed by the end of the first quarter of fiscal 2005.”

About SR500
The SR500 family of fixed wireless access systems enables operators to extend their reach and deliver a full range of tailor-made voice and data applications to end-users. The systems provide bandwidth-on-demand and allow service providers to offer bundled service packages to meet the various needs of their customers. The SR500 system can be deployed as a standalone wireless access technology or as an overlay network that complements narrowband wireless local loop networks.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world’s leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company’s products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom’s products have been deployed in nearly 130 countries, connecting nearly two million people.

The Company’s unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

SR TELECOM and SR500 are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	1

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	2